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                              June 1, 2020

       John J. Haley
       Chief Executive Officer
       Willis Towers Watson Public Limited Company
       Willis Towers Watson House
       Elm Park
       Merrion Road, Dublin 4 Ireland

                                                        Re: Willis Towers
Watson Public Limited Company
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed May 11, 2020
                                                            File No. 001-16503

       Dear Mr. Haley:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement filed on May 11, 2020

       Scheme Consideration to WTW Shareholders, page 18

   1. Please include here, and in the first Q&A on page 1, the value of the per share consideration to WTW
shareholders at key dates relevant to the transaction, such as
                                                        March 4, 2020, March 6,
2020 and a date closer to the date you begin to distribute your proxy statement to your
shareholders.
       Opinion of Goldman Sachs, page 96

   2. Please indicate on page 22-23, under the "Opinion of ..." sections, if you intend to seek an updated fairness
opinion from Goldman Sachs and Credit Suisse in light of the market fluctuations that have
occurred as a result of the recent COVID-19 outbreak. If so, please indicate how you will
provide shareholders with any such updated fairness opinion.
 John J. Haley
Willis Towers Watson Public Limited Company
June 1, 2020
Page 2
Directors and Management of Aon Following the Transaction, page 109

3. Please describe the material terms of Mr. Haley's employment agreement for his position as Executive Chairman of Aon that will be in effect upon closing of the transaction.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Envall at (202) 551-3234 or Michael Clampitt at
(202) 551-3434 with
any questions.



FirstName LastNameJohn J. Haley                     Sincerely,
Comapany NameWillis Towers Watson Public Limited Company
                                                    Division of Corporation
Finance
June 1, 2020 Page 2                                 Office of Finance
FirstName LastName